UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  9  )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa LP 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield Asset Management Inc. (“Brookfield”) as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission (the “SEC”) on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, Appaloosa LP (“ALP”) and Brookfield entered into a letter agreement as of July 22, 2016 (as amended on October 19, 2016, the “Letter Agreement”) and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	4,983,909*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	4,983,909*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,983,909*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.46%(1)*
14	TYPE OF REPORTING PERSON: CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

This Amendment No. 9 (this “Amendment No. 9”) to Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, Palomino Master Ltd., Appaloosa LP, Appaloosa Capital Inc., Appaloosa Management L.P., Appaloosa Partners Inc. and David A. Tepper to supplement and amend the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (the “initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed December 8, 2015 (“Amendment No. 1”), Amendment No. 2, filed December 22, 2015 (“Amendment No. 2”), Amendment No. 3, filed January 8, 2016 (“Amendment No. 3”), Amendment No. 4, filed April 1, 2016 (“Amendment No. 4”) Amendment No. 5, filed May 13, 2016 (“Amendment No. 5”), Amendment No. 6, filed July 22, 2016 (“Amendment No. 6”), Amendment No. 7, filed October 19, 2016 (“Amendment No. 7”) and Amendment No. 8, filed November 10, 2016 (“Amendment No. 8”) with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 is referred to herein as the “prior Schedule 13D”; and the prior Schedule 13D, as amended and supplemented by this Amendment No. 9, is referred to herein as “this Schedule 13D.”

On November 17, 2016, Brookfield prepared and sent a letter to the independent members of the boards of directors of the TerraForm Companies.   This Amendment No. 9 is being filed by the Reporting Persons because the letter mentions a Reporting Person by name, and the Reporting Persons are members of a “group” with Brookfield within the meaning of the Exchange Act with respect to the Class A Common Stock of the Issuer. The Reporting Persons and Brookfield are individually filing pursuant to Rule 13d-1(k) under the Exchange Act.

This Amendment No. 9 hereby amends Item 4 and Item 7 of the prior Schedule 13D as follows:

ITEM 4.     Purpose of the Transaction.

Item 4 of the prior Schedule 13D is hereby amended by adding the following:

On November 17, 2016, Brookfield sent a letter to the independent members of the boards of directors of the TerraForm Companies. The content of the letter, which is attached as Exhibit I hereto, is hereby incorporated into Item 4 of this Schedule 13D by reference.

ITEM 7.     Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following Exhibit I:

Exhibit I	Letter to the Independent Directors of TerraForm Power, Inc. and TerraForm Global, Inc., dated November 17, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

EXHIBIT I

BY E-MAIL

November 17, 2016

Independent Directors

TerraForm Power, Inc. and TerraForm Global, Inc.

7550 Wisconsin Avenue

9th Floor

Bethesda, Maryland 20814

Gentlemen:

As you are aware, we are TERP’s largest independent shareholder, holding, with our partner Appaloosa, an interest in 34% of the Class A shares. We read with particular interest your filing in which you disclosed that you are, once again, asking TERP and GLBL bondholders to waive the financial statement reporting requirements. Our fear is that there are only two outcomes arising out of this consent solicitation, both of which are not positive for shareholders of either TerraForm company. The first is that the TerraForm companies will, as they have in the past, likely be required to incur additional costs and agree to further covenant restrictions as the “price” for the consent, and these costs and restrictions could limit the companies’ abilities, on a going forward basis, to raise capital, access the markets and grow dividends. The second is that the bondholders will not agree to the requested waivers, and therefore, the TerraForm companies face the potential for a default of the bonds which could necessitate bankruptcy protection. At this time, we are proposing a parallel path:

We understand that if the TerraForm companies enter into a binding change of control agreement by December 6th, no bondholder waiver is required. We are therefore prepared to commit significant internal and external resources, on a non-exclusive basis, to complete operational and financial due diligence to seek to be in a position to enter into binding agreements by December 6th such that no waiver is required. As described to you in our meeting of November 8th, we are prepared to make an all-cash offer for 100% of the shares of TERP or, alternatively, an all-cash offer for a minimum 50% and maximum 60% stake in TERP in connection with a long-term Brookfield sponsorship transaction, which would include a substantial ROFO pipeline and additional capital provided by Brookfield to support future growth. We are offering the alternative Brookfield sponsorship transaction because we understand that there a number of TERP stakeholders who would prefer this option. Subject to due diligence, we anticipate that our offer price would be at a value of $13 per TERP Class A or Class B share, which represents a 49% premium to the TERP Class A closing price on June 28, 2016, the day prior to Brookfield’s original 13D filing which disclosed its ownership interest in TERP. We would also be prepared, if desired by you, to make an offer with respect to GLBL. Our binding agreements would include customary provisions which would permit the TerraForm companies to pursue superior proposals to allow the Boards to exercise their fiduciary duties. We would expect our diligence to include access to all relevant documentation regarding material agreements, litigation and disputes, liabilities or contingencies, independent engineering reports, and regulatory and compliance matters.

In addition, we are prepared to act as interim sponsor of the TerraForm companies for a period of up to six months, solely on a cost recovery basis and we assume that, in the event that our proposal above is accepted, we would serve in this role. We are prepared to commence immediately. As you know, Brookfield Asset Management has over $240 billion in assets under management. One of our core operational capabilities is in renewable power where we own, operate and develop over 17,000 megawatts of renewables, representing $30 billion in assets, across eight countries around the world. Our renewables business has over 2,000 operating employees that specialize in asset level operations and maintenance, power sales and development, in addition to over 150 investment and financial professionals supporting the ongoing business, giving us the unique ability to provide TERP and GLBL the management, operating and maintenance, and other services that SunEdison currently provides.

We firmly believe that these proposals represent unique and extremely attractive opportunities for the TERP and GLBL shareholders, as well as to the creditors of SunEdison. We further believe that it is imperative that the Boards of TERP and GLBL act quickly to avoid the further diminution of value of the TerraForm companies. We have made these proposals in the spirit of providing you with the immediate ability to restore stability and confidence in their businesses, with no downside risk.

In order to be able to effect either or both of these proposals, which as you know, are extremely time sensitive in nature, it will be necessary for you to formally engage with us, in good faith and on a non-exclusive basis, prior to the close of business on Monday, November 21st, with the mutual objective of attempting to reach a binding agreement in advance of the December 6th deadline, or, in the case of the interim sponsorship, make arrangements for an effective transition.

The proposals contained herein are expressions of our interest and are not, and are not intended to be, binding or give rise to any obligation to enter into definitive agreements to effect the proposals.

We very much look forward to working with you to create long-term value for the TerraForm companies.

Yours truly,

/s/ Sachin Shah

Sachin Shah

Senior Managing Partner

Brookfield Asset Management Inc.

Copies to:

Counsel for Terraform Power and Global

Sullivan & Cromwell LLP Attention: Joseph Frumkin

125 Broad Street

New York, New York 10004

Appaloosa LP

Attention: Ken Maiman

51 John F. Kennedy Parkway, 2nd Floor

Short Hills, New Jersey 07078